EXHIBIT 12

Bank of Hawaii Corportation
Exhibit 12—Statement Regarding Computation of Ratios
Nine Months Ended September 30, 2002 and 2001

(dollars in millions) (Unaudited)	2002		2001

Earnings:
1. Income Before Income Taxes	$143.8		$209.4
2. Plus: Fixed Charges Including Interest on Deposits	118.8		305.8

3. Earnings Including Fixed Charges	262.7		515.1
4. Less: Interest on Deposits	66.7		182.1

5. Earnings Excluding Interest on Deposits	$196.0		$333.0

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$118.8		$305.8
7. Less: Interest on Deposits	66.7		182.1

8. Fixed Charges Excluding Interest on Deposits	$52.1		$123.6

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	2.2	x	1.7	x
Excluding Interest on Deposits (Line 5 divided by Line 8)	3.8	x	2.7	x